OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

**Strat Brands Group Inc.**

5829 W. Sam Houston Parkway North
Suite 407
Houston, TX 77041

**www.stratbrandsgroup.com**



5000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 53,500 shares* of Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below.

Minimum 5,000 shares of Common Stock ($10,000)

| | |
|---|---|
| **Company** | Strat Brands Group Inc. |
| **Corporate Address** | 5829 W. Sam Houston Parkway North Suite 407 Houston Texas 77041 |
| **Description of Business** | A green technology Waste to Resource story and a Pick and Shovel cannabis play |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $2.00 |
| **Minimum Investment Amount (per investor)** | $250 |

**Perks***

$2,000+ Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible

$3,500+ Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS two 1 gallon (3.7L) jugs of GreenStreme organic fish fertilizer

$5,000+ Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS a 1 year supply of GreenStreme organic fish fertilizer* (maximum of six 1 gallon (3.7L) jugs)

$10,000+ Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS a 1 year supply of GreenStreme organic fish fertilizer* (maximum of six 1 gallon (3.7L) jugs) PLUS dinner in Las Vegas Nov 14-16 with the company during the MJBizCon, the largest cannabis industry conference in the world.

*All Perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Strat Brands Group Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 150 shares of Common Stock at $2 / share, you will receive 15 bonus shares of Common Stock, meaning you'll own 165 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

**Multiple Closings**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

**The company's business**

*Description of Business*

Strat Brands Group (SBG) is a new green technology company preparing to launch an organic fertilizer trademarked "GreenStreme" that is derived from fresh fish processing.

This technology creates **a nutrient rich fertilizer alternative** without the offensive smell or waste by-products common to competitive products (benefits of our patented cold hydrolysis process), which answers the call for sustainable (organic) agriculture, where **U.S. production lags significantly behind consumer demand.** (source: Eco Watch Mar 19, 2017)

Between 1997 and 2015, sales in the organic sector soared from $3.7 billion to more than $43 billion. This double-digit growth nearly every year makes the organic sector one of the fastest growing segments of the food industry. **Major retailers such as Costco report that they can't get enough organic food to meet customer demand.** (source: Eco Watch Mar 19, 2017)

Fertilizers are added to the soil in order to increase the supply of essential nutrients that boost the growth of plants and vegetation in that soil. With the rapid increase in global population there has never been a time when fertilizer use was in such demand to maintain and grow agricultural yield. Unfortunately, the long-term impact on fertilizer use is also known to deplete the quality of soil, cause eutrophication (flow of harmful nutrients into bodies of water that promote algae blooms), negatively impact human health and is a contributing cause of climate change across the globe.

SBG recently acquired the GreenStreme fish fertilizer product that was an overlooked market opportunity for the previous owner. Although the owner was awarded both U.S. and Canadian patents (2010/2014) after extensive and successful testing, it lacked the working capital to launch a commercial production and distribution business.

Governments and the social conscience of its citizens are pushing for accelerated use of organic fertilizers but the source and quality of its supply continues to be the challenge. This change in customer attitude and purchasing behavior has created a growing demand for organic products with a large amount of organic fertilizers being derived from plant and or animal sources like fish waste processing.

GreenStreme is a "waste to resource" organic fertilizer produced from fresh fish waste and turned into a stable liquid with common attributes of a chemical-based fertilizer (nitrogen, phosphorus and potassium) PLUS important micro-nutrients including zinc, iron, manganese, molybdenum, and copper. The nitrogen and other nutrients are chelated, so they are readily available for plant utilization. Unlike fish emulsions, the patented GreenStreme production method uses a unique cold hydrolysis process that nearly eliminates the unpleasant odors associated with competitive products while maximizing the retention of fish proteins and oils.

GreenStreme has proven to be significantly different from other fish fertilizers on the market, and the company believes that sales will ramp up exponentially after a successful small-scale entry into the retail marketplace in Q1, 2019.

SBG expects to launch future products using organic, non-toxic formulations, for consumer, commercial and industrial markets.

*Sales, Supply Chain, & Customer Base*

The supply chain is effectively the numerous fisheries of the Great Lakes. Sales are to retail outlets, including specialty home and garden centers, wholesalers and online shopping platforms. The customer base is comprised of golf course and municipal turf managers, organic farmers, retail consumers and marijuana/cannabis producers and grow-ops.

*Competition*

A few of the known fish derived fertilizers or solid conditioners include:

Alaska 5-1-1 fish fertilizer is one of the leading brands. It is produced by Lilly Miller using ocean fish by-products and a method that we suspect involves cooking. They have added macronutrients to market a consistent 5-1-1 products and have covered up the fish smell with a fragrance.

Grassoline. They have a 2-3-0 that has been stabilized with phosphoric acid to allow for packaging in smaller containers and offer a 2-0-0 in a large selection of packaging sizes.

Pacific Natural 2-3-0 is produced by Great Pacific Bio-Products Ltd. The product is processed using enzymes at low temperatures and filtered down to 80 mesh.

*Liabilities and Litigation*

The Company is currently not involved in litigation nor does it have liabilities.

**The team**

**Officers and directors**

| E.G. MAREK | Senior Vice President |
|---|---|
| JUSTIN MAREK | President / Treasurer/ Director |
| MICHAEL BECKLEY | Executive Vice President |
| Jeffrey Hughes | Director |
| Kevin Fox | Secretary/Director |

E.G. MAREK
E.G. Marek continues to build successful international private equity experience after holding investment management and officer positions in several North American blue chip financial institutions over a 30 year career. He led the multi-million dollar acquisition of a leading North American environmental solutions company by a major Chinese wastewater and reclamation corporation, taking an initial discussion to closing in 6 months, including Chinese government approvals. That acquisition is a key element of an upcoming IPO on the Shanghai Exchange. Since March 2015 he has served as VP Business Development for Asia ReSource Media (global production company), and as SVP for Strat Brands Group since Dec 2017, spending approx 18 hours per week in that role. His primary role is VP Asia ReSource Media.

JUSTIN MAREK
Justin is an inventive conceptualist with an intelligent eye for new methods and progressive design modalities, designing for top tier brands such as Mitsubishi, McDonalds, NBC.com and TapouT. As Lead Media Developer with EyeRockDigital (2006-2008), he led the development of 25+ specialized channels on one of Canada's first IPTV networks, creating an intuitive online content platform delivering millions of minutes of engagement daily. As Creative Director with Ortsbo Inc. (2010-2011) Justin designed a multilingual interface that allowed users to instantaneously translate their social media conversations between 53 languages, setting a Guinness World Record with Gene Simmons

and Paul Stanley in 2011 for the "Largest International Online Chat." Users from over 92 countries participated in the Live Event. Utilizing accelerometer technology Justin patented a way of translating a natural interaction. As Chief Technical Officer with Revive Bioscience he created and coordinated online advertising campaigns for TapouT Muscle Recovery as well as a complete branding experience. Since Jan 2015 Justin has served as Founder and Chief Engineeer of Marek Industrial Arts, and has served as Strat Brands Group's President, Treasurer and Director since Jan 2018, spending approx. 20 hours per week in these primary roles.

MICHAEL BECKLEY
Michael Beckley delivers strong, sustainable, corporate and financial gains in challenging international markets through decisive leadership, influence and action, with twenty-five years of business development in environmental products manufacturing. He brings rich experience as a senior manager in creating strong annuity driven distribution and service models with a focus on capacity building in private and public enterprises. Michael has: a proven track record in start-up, acquisition and turn-around campaigns of multi-national organizations. led the acquisition, re-location and re-structuring of multiple US and Canadian environmental products manufacturing, distribution and service companies, developed, patented and commercialized several distinct and innovative environmental technologies, implemented distribution and joint venture partnerships in over twenty countries. Leadership and talent development is an important priority for Mike. He believes that people are central to success and places tremendous focus on building world-class teams that are well equipped to achieve corporate growth strategies. He holds Diplomas in Civil and Environmental Engineering Technology from Georgian College in Barrie, Ontario and is a Certified Engineering Technologist (CET) with the Ontario Association of Certified Engineering Technicians and Technologists (OACETT). From Jan 2015 - Jun 2018 Michael served as CEO of Ecolo Canada (industrial odor control), and from Dec 2017, as EVP of Strat Brands Group, spending approx 15 hours per week in that role. His primary role is President of Bektra Inc., (industrial pest control) where he has been working since June 2018.

Jeffrey Hughes
Jeff Hughes has served in business management for the past 20 years. Currently serving as Vice President of Operations for Ecolo Environmental (industrial odor control) for the past 7 years (Jan 2012 - Present). Currently owner and license holder for BugDefence, (Apr 2018 - Present) Houston's largest manufacturer, distributor, and service provider of mosquito misting equipment and solutions. Jeff is part-time with Strat Brands Group spending approx. 3 hours per week in a Director's role, since Apr 2018. His primary role is as Manager/Owner of BugDefense.

Kevin Fox
Kevin Fox has been on the leading edge of the communications and broadcast industries for over 25 years, as CEO of ReSource Media Inc., a social commerce media production company. During this time he has been recognized by the industry and by his peers for his creative excellence and business leadership. He has worked in over 105 countries and has produced programming on all seven continents. On any giving week his series and specials are seen in tens of millions of households across the globe. A focus has been producing eco-themed programming based on 'Green is good business.' Kevin is part-time with Strat Brands Group spending approx. 8 hours per week in a Director's role and the Secretary role, since Mar 2018. His primary role is CEO of ReSource Media Inc.

Number of Employees: 6

Related party transactions

ASSIGNMENT OF ASSETS RE U.S. PATENT NO. 7678171 AND CANADIAN PATENT NO. 2,546,156 FOR PROCESS OF PREPARING SOIL ADDITIVE OF FISH FERTILIZER AGREEMENT entered into by and between StratBand Enterprises Ltd., hereinafter referred to as "Stockholder" and Strat Brands Group Inc., hereinafter referred to as "Corporation." WITNESSETH: WHEREAS, the Corporation was lawfully formed by the Articles of Incorporation with the Secretary of State of Nevada, and WHEREAS, Certain assets must be lawfully transferred to the Corporation so the Corporation may be capitalized, and WHEREAS, Stockholder wishes to transfer certain assets specified as: U.S. PATENT NO. 7678171 AND CANADIAN PATENT NO. 2,546,156 FOR PROCESSOF PREPARING SOIL ADDITIVE OF FISH FERTILIZER to the Corporation, and WHEREAS, the Corporation wishes to acquire certain assets specified as: U.S. PATENT NO. 7678171 AND CANADIAN PATENT NO. 2,546,156 FOR PROCESSOF PREPARING SOIL ADDITIVE OF FISH FERTILIZER from the Stockholder IT IS HEREBY AGREED, for and in consideration of the mutual agreement hereinafter entered into, as follows: 1. Stockholder herewith transfers and assigns to the Corporation those assets specified as: U.S. PATENT NO. 7678171 AND CANADIAN PATENT NO. 2,546,156 FOR PROCESSOF PREPARING SOIL ADDITIVE OF FISH FERTILIZER 2. The Corporation herewith issues to Earl Marek on behalf of the Stockholder 552,939 shares, par value $0.001, representing a 44.29% equity stake, in consideration of the above mentioned transfer and assignment of assets. AGREEMENT made on this 29th day of Oct, 2018. Earl Marek _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ Stockholder Representative Printed Name Stockholder Representative's Signature Title: President Kevin Fox _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ Corporation Representative Printed Name Corporation Representative's Signature Title: Secretary

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
- **The transferability of the Securities you are buying is limited.** Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Common Stock that you purchase cannot be resold for a period of one year.

The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **The Company depends one primary product.** All our projected revenue will initially come from one type of product, providing an eco-fertilizer - an organic fresh fish processed fertilizer. Our revenues are therefore dependent upon the market for eco-fertilizer.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.
- **If the company cannot raise sufficient funds it will not succeed.** The Company, is offering stock in the amount of up to $107,000 (change to 1,070,000 later) in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."
- **We are reliant on one main type of service.** All of current services are variants on one type of services, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.
- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Earl Marek, 44.29% ownership, Common Stock

### Classes of securities

- Common Stock: 1,248,450

  The company has authorized the issuance of 10,000,000 shares of Common Stock, par value $0.001. To date, 1,248,450 shares have been issued.

  #### Voting Rights

  Each Stockholder of Common Stock will be entitled to one vote for each share of stock held by that Stockholder.

  #### Dividend Rights

  The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  #### Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, if any.

  #### Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series or any additional classes of preferred stock that we may designate in the future.

### What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

### Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing

additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-10-31.

### Financial Condition

### Results of Operation

The company has no operating history. We have not yet generated any revenues and do not anticipate doing so until we have completed the manufacturing and delivery of product, which we do not anticipate occurring before Jan 01, 2019.

Based on our forecast, with the liquidity of the minimum amount of $10,000, we anticipate that we can operate the business for 12 months, but production will be very limited. Based on our forecast, with the liquidity of the anticipated full raise amount of $107,000, we anticipate that we can also operate the business for 12 months without revenue generation but with more diverse production. The major expenses are sales salaries, commissions and the building lease.

### Financial Milestones

The company is investing for continued growth of the brand, and will be generating negligible net income losses for the first 2-3 months of the GreenStreme Financial Plan Mar 2019 - Feb 2020. Management currently forecasts fiscal years 2020 and 2021 revenues of $1.42 million (COGS $848,856), and $3.08 million (COGS $1.85 million), respectively. The fiscal 2020 breakdown is shown below, and management has used same line item percentages for COGS and expenses re fiscal 2021.

GreenStreme Financial Plan Mar 2019 - Feb 2020

FOR 1 YR PERIOD ENDING FEB 28, 2020

REVENUE

| | Mar, 2019 | Apr, 2019 | May, 2019 | Jun, 2019 | Jul, 2019 | Aug, 2019 | Sep, 2019 |
|---|---|---|---|---|---|---|---|
| 1 Gal (Wholesale) | 9,200 | 20,700 | 34,500 | 48,300 | 62,100 | 75,900 | 89,700 |
| 1/2 Gal Hose End Sprayer (Wholesale) | 3,400 | 7,650 | 12,750 | 17,850 | 22,950 | 28,050 | 33,150 |
| 1 Gal (Web Direct) | 1,980 | 1,980 | 1,980 | 990 | 990 | 990 | 990 |
| 1/2 Gal Hose End Sprayer (Web Direct) | 1,480 | 1,480 | 1,480 | 740 | 740 | 740 | 740 |
| | | | | | | | |
| TOTAL REVENUE | 16,060 | 31,810 | 50,710 | 67,880 | 86,780 | 105,680 | 124,580 |
| | | | | | | | |
| 1 Gal (Wholesale) - $6.50 | 5,200 | 11,700 | 19,500 | 27,300 | 35,100 | 42,900 | 50,700 |
| 1/2 Gal Hose End Sprayer (Wholesale) - $4.50 | 1,800 | 4,050 | 6,750 | 9,450 | 12,150 | 14,850 | 17,550 |
| 1 Gal (Web Direct) - $6.50 | 650 | 650 | 650 | 325 | 325 | 325 | 325 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 1/2 Gal Hose End Sprayer (Web Direct) - $4.50 | | 450 | 450 | 450 | 225 | 225 | 225 | 225 |
| Shipping 3% | 803 | 1,591 | 2,536 | 3,394 | 4,339 | 5,284 | 6,229 | |
| Total Cost of Goods Sold | 8,100 | 16,850 | 27,350 | 37,300 | 47,800 | 58,300 | 68,800 | |
| GROSS PROFIT ON SALES | 7,960 | 14,960 | 23,360 | 30,580 | 38,980 | 47,380 | 55,780 | |
| SALES AND MARKETING EXPENSE | | | | | | | | |
| Sales Salaries | 3,333 | 3,333 | 3,333 | 3,333 | 3,333 | 3,333 | 3,333 | |
| Sales Commissions | 1,250 | 1,250 | 1,250 | 1,250 | 1,250 | 1,250 | 1,250 | |
| Sales EI, CPP, WSIB | 328 | 328 | 328 | 328 | 328 | 328 | 328 | |
| Marketing - Brochures & Materials | | 1000200 | 200 | 200 | 200 | 200 | 200 | |
| Marketing - Direct Mail | 50 | 50 | 50 | 50 | 50 | 50 | 50 | |
| Marketing - Contractors | 500 | 500 | 500 | 500 | 500 | 500 | 500 | |
| Marketing - Trade Shows | 500 | 500 | 500 | 500 | 500 | 500 | 500 | |
| Marketing - Associations & Directories | 400 | 400 | 400 | 400 | 400 | 400 | 400 | |
| Marketing - Sponsorships | 250 | 250 | 250 | 250 | 250 | 250 | 250 | |
| Marketing - Web Site | 500 | 500 | 500 | 500 | 500 | 500 | 500 | |
| Marketing - Promotional | 100 | 100 | 100 | 100 | 100 | 100 | 100 | |
| Sales Auto Fuel & Mileage | 500 | 500 | 500 | 500 | 500 | 500 | 500 | |
| Sales Auto R&M | 50 | 50 | 50 | 50 | 50 | 50 | 50 | |
| Sales Auto Tolls & Parking | 200 | 200 | 200 | 200 | 200 | 200 | 200 | |
| Sales Auto Lease / auto allowance | 600 | 600 | 600 | 600 | 600 | 600 | 600 | |
| Sales Meals & Entertainment | 300 | 300 | 300 | 300 | 300 | 300 | 300 | |
| Sales Miscellaneous | 50 | 50 | 50 | 50 | 50 | 50 | 50 | |
| Sales Telephone Expense | | 100 | 100 | 100 | 100 | 100 | 100 | 1( |
| Total Sales & Marketing Expenses | 9,211 | 9,211 | 9,211 | 9,211 | 9,211 | 9,211 | 9,211 | |
| PLANT & GENERAL AND ADMINISTRATION | | | | | | | | |
| Management incl Directors Salaries & Wages | | 9583 | 9583 | 9583 | 9583 | 9583 | 9583 | 95 |
| Management Incl Directors EI, CPP, WSIB | | 805 | 805 | 805 | 805 | 805 | 805 | 8( |
| G&A Salaries & Wages | 5,166 | 5,166 | 5,166 | 10,667 | 10,667 | 10,667 | 10,667 | |
| G&A EI, CPP, WSIB | 241 | 241 | 241 | 479 | 479 | 479 | 479 | |
| G&A Accountant Fees | 300 | 300 | 300 | 300 | 300 | 300 | 300 | |
| G&A Auto Fuel, Repairs & Maintenance | 50 | 0 | 0 | 0 | 0 | 0 | 0 | |
| G&A Bank Charges & Interest | 50 | 50 | 50 | 50 | 50 | 50 | 50 | |
| G&A Building Lease | 3,000 | 3,000 | 3,000 | 3,000 | 3,000 | 3,000 | 3,000 | |
| G&A Building, Maintenance & Repair | 250 | 250 | 250 | 250 | 250 | 250 | 250 | |
| G&A Waste Disposal | 150 | 150 | 150 | 150 | 150 | 150 | 150 | |
| G&A Building Supplies | 200 | 200 | 200 | 200 | 200 | 200 | 200 | |
| G&A Computer Maintenance & Services | 500 | 500 | 500 | 500 | 500 | 500 | 500 | |
| G&A Equipment Leases & Rentals | 400 | 400 | 400 | 400 | 400 | 400 | 400 | |
| G&A Equipment Maintenance & Repairs | 50 | 50 | 50 | 50 | 50 | 50 | 50 | |
| G&A Insurance Business | 500 | 500 | 500 | 500 | 500 | 500 | 500 | |
| G&A Legal Fees | 500 | 500 | 500 | 500 | 500 | 500 | 500 | |
| G&A Meals & Entertainment | 750 | 750 | 750 | 750 | 750 | 750 | 750 | |
| G&A Misc | 150 | 150 | 150 | 150 | 150 | 150 | 150 | |
| G&A Office Expenses & Supplies | 150 | 150 | 150 | 150 | 150 | 150 | 150 | |
| G&A Patent & Trademark Expense | 200 | 200 | 200 | 200 | 200 | 200 | 200 | |
| G&A Postage & Courier | 250 | 250 | 250 | 250 | 250 | 250 | 250 | |
| G&A Telephone Expense (incl Cell) | 250 | 250 | 250 | 250 | 250 | 250 | 250 | |
| G&A Entertainment | 400 | 400 | 400 | 400 | 400 | 400 | 400 | |
| G&A Utilities | 200 | 200 | 200 | 200 | 200 | 200 | 200 | |
| Total General & Administrative Expenses | 13,707 | 13,657 | 13,657 | 19,396 | 19,396 | 19,396 | 19,396 | |
| NET PROFIT (LOSS) BEFORE TAX | -14,958 | -7,908 | 492 | 1,973 | 10,373 | 18,773 | 27,173 | |

**Liquidity and Capital Resources**

If the company is successful in this offering, we may or may not seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Proceeds from the offering will increase the company's liquidity significantly, and allow the company to execute it's financial plan fully. Received funds will be employed immediately for manufacturing, marketing and increased sales support.

Raising capital from this offering and/or any other financing method are not necessary to the viability of the business, however forward progress would be impeded by a lack of financing. Management believes there is significant value in the patents alone.

The offering minimum will allow the company to operate for one year with a very limited production run, while the offering maximum will allow the company to execute it's financial plan for fiscal 2020.

Other available sources of capital are:

1 - contributions from shareholders

2 - investment by current interested parties

**Indebtedness**

The Company has not had any material terms of indebtedness

**Recent offerings of securities**

None

**Valuation**

$2,496,900.00

see Appendix A in Story Section- GreenStreme Financial Plan Apr 2019 - Mar 2020. Pro forma net income of $259,687 is basis for an EV/EBITDA multiple of 9.6X on a pre-money basis. EV/EBITDA multiples for fertilizer companies have ranged from 4X - 18X with a current average of 8.2X. (https://marketrealist.com/2016/06/fertilizer-companies-valuation-multiple-compare-peers) Less than $100,000 is required by the company to produce the pro forma financial plan, and investment greater than that via Start Engine is expected to result in higher financial plan numbers.

### USE OF PROCEEDS

|  | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $10,000 | $107,000 |
| Less: Offering Expenses |  |  |
| StartEngine Fees (8% total fee) | $800 | $8560 |
| **Net Proceeds** | $9200 | $98,440 |
| **Use of Net Proceeds:** |  |  |
| R&D & Production | $5440 | $38908 |
| Marketing | $2760 | $29532 |
| Working Capital | $1000 | $10,000 |
| Salaries | $0 | $20,000 |
|  |  |  |
| **Total Use of Net Proceeds** | $9200 | $98,440 |

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise $107,000, the amount will last us 12 months and the company plans to use the net proceeds of approximately $98,440 over the course of that time as follows: see chart above. For marketing expenditures, on a minimum raise, $2,760 will be used for online advertising, primarily on Facebook. For the maximum raise, $29,532 will be used for more extensive online advertising with Facebook and to participate in industry trade shows subsequent to the Nov 14-16, 2108 MJBizCon in Las Vegas.

For R&D, the minimum offering will allow the company to begin development of a granular version of GreenStreme, and the maximum offering will move the company closer to production.

For Working Capital, the min-max range of $1,000 to $10,000 will cover all or part of misc. legal fees and expenses.

For Salaries, the min-max range of $0 to $20,000 will fund sales support.

For the minimum raise, the company can operate a limited production run for one year, without revenue. For the maximum raise, the company can operate for a minimum of one year and fully execute it's 2019 financial plan, without revenue. The major expenses will be sales salaries, commissions and the building lease.

*Irregular Use of Proceeds*

The Company will not incur any irregular use of proceeds.


## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

### Annual Report

The company will make annual reports available at www.greenstremeinc.com under the "Business Overview" tab. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Strat Brands Group Inc.**

*[See attached]*

I, Justin Marek ,the President of Strat Brands Group Inc, hereby certify that the interim financial statements of Strat Brands Group Inc. and notes thereto for the period ending  October 31, 2018, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company's first fiscal year end is Apr 30, 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 31st day of Oct, 2018.



President

Oct 31, 2018

**STRAT BRANDS GROUP INC**
**INTERIM FINANCIAL STATEMENTS**
**(UNAUDITED)**
**AS OF AND FOR THE SIX MONTHS ENDED**
**OCTOBER 31, 2018**

## STRAT BRANDS GROUP INC
### Index to Interim Financial Statements
### (unaudited)

|  | Pages |
|---|---|
| Balance Sheets as of October 31, 2018 | 1 |
| Statements of Operations for the years ended October 31, 2018 | 2 |
| Statements of Stockholders' Equity the for years ended October 31, 2018 | 3 |
| Statements of Cash Flows for the years ended October 31, 2018 | 4 |
| Notes to the Financial Statements | 5 |

## STRAT BRANDS GROUP INC
## BALANCE SHEETS
## FOR THE SIX MONTHS ENDING OCTOBER 31, 2018
(unaudited)

Assets

Current Assets:

| | |
|---|---:|
| Cash | $ 10,000 |
| Total Current Assets | $ 10,000 |

Non-Current Assets

| | |
|---|---:|
| Property, Plant & Equipment | - |
| Intangible Assets | - |
| Total Non-Current Assets | - |
| Total Assets | $ 10,000 |

Liabilities and Equity

Current Liabilities

| | |
|---|---:|
| Trade and other borrowings | - |
| Short-term borrowings | - |
| Total Current Liabilities | $ - |

Non-Current Liabilities

| | |
|---|---:|
| Long-term borrowings | - |
| Total Non-Current Liabilities | - |
| Total Liabilities | $ - |

Stockholders' Equity

| | |
|---|---:|
| Class A Common Stock, par value $0.001 10,000,000 shares authorized, 1,248,450 issued and outstanding as of December 27, 2018 | 1,248 |
| Subscription Receivable | (1,248) |
| Total Stockholders' Equity | 10,000 |
| Total Liabilities and Stockholders' Equity | $ 10,000 |

**STRAT BRANDS GROUP INC**
**STATEMENTS OF OPERATIONS**
**FOR THE SIX MONTHS ENDED OCTOBER 31, 2018**

| | | |
|---|---|---|
| Revenue | $ | - |
| Cost of Sales | | - |
| Gross Profit | | |
| Operating Expenses- | | |
| General and Administrative | | - |
| Total Operating Expenses | | - |
| Income/(Loss) from operations | | - |
| Net Income/(Loss) | $ | - |

# STRAT BRANDS GROUP INC
## STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR THE SIX MONTHS ENDED OCTOBER 31, 2018
(unaudited)

| | Class A Common Stock | | Subscription | Retained | Stockholders' |
| | Shares | Amount | Receivable | Earnings | Equity |
|---|---|---|---|---|---|
| October 31, 2018 | | | | | |
| Issuance of Founders Shares | 1,248,450 | 1,248 | (1,248) | - | - |
| Contribution | - | 10,000 | - | - | 10,000 |
| Net Income (Loss) | - | - | - | - | - |
| | 1,248,450 | $ 11,248 | $ (1,248) | $ - | $ 10,000 |

6

**STRAT BRANDS GROUP INC**
**STATEMENTS OF CASH FLOWS**
**FOR THE SIX MONTHS ENDED OCTOBER 31, 2018**
(unaudited)

| | | |
|---|---|---|
| Cash Flows From Operating Activities | | |
| Net Income | $ | - |
| Net Cash Used in Operating Activities | $ | - |
| | | |
| Cash Flows From Financing Activities | | |
| Capital Contributions | $ | 10,000 |
| Net Cash Received from Financing Activities | $ | 10,000 |
| | | |
| Increase in Cash and Cash Equivalents | | 10,000 |
| | | |
| Cash and cash equivalents, beginning of period | | - |
| Cash and cash equivalents, end of period | $ | 10,000 |
| | | |
| Supplemental Disclosures of Cash Information: | | |
| Cash paid for interest | | - |
| cash paid for income taxes | | - |

## NOTE 1 – NATURE OF OPERATIONS

Strat Brands Group Inc. was formed on the 7th day of May 2018, ("Inception") in the State of Nevada. The financial statements of Strat Brands Group Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston Texas.

Strat Brands Group Inc. is launching it's first brand, GreenStreme™, to meet the increasing demand for environmentally-friendly fertilizers in the consumer, commercial and industrial sectors. It's unique characteristics make it ideal for the consumer/retail, agriculture, turf and marijuana/cannabis markets.


## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from retailers, wholesalers and online sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Nevada state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The company has no debNand has no liabilities current or accrued.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001. As of Oct 31, 2018 the company has currently issued 1,248,450 shares of our common stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

Earl Marek owns 44.29% of the outstanding shares in return for the GreenStreme™ assets vended into Strat Brands Group by StratBand Enterprises Ltd., effective Oct 29, 2018.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 7, 2018 through Oct 31, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*

Strat Brands Group Inc. is pending **StartEngine Approval.**





0
Investors

$0.00
Raised of $10K - $107K goal

♡

### Strat Brands Group Inc.
Making Waste a Resource

● Small OPO   🏠 Houston, TX   🏷 Technology   ⊙ Accepting International Investment

Overview    Team    Terms    Updates    Comments    **Share**

**TIMELY ECO OPPORTUNITY**
MAKING WASTE A RESOURCE
PICK & SHOVEL MARIJUANA/CANNABIS  PLAY

**BUSINESS OVERVIEW**
ABOUT US

**Strat Brands Group Inc. (SBG) is a new green technology company** that will  launch the organic fertilizer trademarked **"GreenStreme,"** derived from fresh fish processing. This technology creates **a nutrient rich fertilizer alternative** without the offensive smell or waste by-products common to competitive products (benefits of our patented cold hydrolysis process), which answers the call for sustainable (organic) agriculture, where **U.S. production lags significantly behind consumer demand.**
(source: Eco Watch Mar 19, 2017)

Between 1997 and 2015, sales in the organic sector soared from $3.7 billion to more than $43 billion. This double-digit growth nearly every year makes the organic sector one of the fastest growing segments of the food industry. Major retailers such as Costco report that they can't get enough organic food to meet customer demand. (source: Eco Watch Mar 19, 2017)

FiBL, The Research Institute of Organic Agriculture, is one of the world's leading organic farming information and research centers.
Organic Agriculture Worldwide 2017: Current Statistics shows **organic agricultural land has increased 83% over the latest 10 year period** (2006-2015) which represents an annual compound growth rate of 7.5%, 14.6% in 2015 alone.
(source: http://orgprints.org/31197/1/willer-lernoud-2017-global-data-biofach.pdf)

An increasingly environmentally aware market and more and more governments are pushing for **accelerated use of organic fertilizers** but the source and quality of its supply continues to be the challenge. We believe this change in customer attitude and purchasing behavior has created **a growing demand for organic products with a large amount of organic fertilizers being derived from plant and or animal sources such as fish waste processing.**

**GreenStreme is a "waste to resource" organic fertilizer** produced from fresh fish waste and turned into a stable liquid with common attributes of a chemical-based fertilizer (nitrogen, phosphorus and potassium)  **PLUS** important micro-nutrients including zinc, iron, manganese, molybdenum, and copper.  Unlike traditional fish emulsions, the patented **GreenStreme** production method uses a unique cold hydrolysis process that nearly eliminates the unpleasant odors associated with competitive products while maximizing the retention of fish proteins and oils.

**GreenStreme has proven to be significantly different** from other fish fertilizers on the market, and the company believes that sales will ramp up exponentially providing a successful small-scale entry into the retail









marketplace in Q4, 2018.

**SBG expects to launch future products using organic, non-toxic formulations, for consumer, commercial and industrial markets.**

- E.G. Marek



E.G. MAREK

## The Offering

**Investment**

$2.00/share | When you invest you are betting the company's future value will exceed $2.6 MM.

**Perks***

**$2,000+** Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible

**$3,500+** Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS two 1 gallon (3.7L) jugs of GreenStreme organic fish fertilizer

**$5,000+** Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS a 1 year supply of GreenStreme organic fish fertilizer* (maximum of six 1 gallon (3.7L) jugs)

**$10,000+** Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS a 1 year supply of GreenStreme organic fish fertilizer* (maximum of six 1 gallon (3.7L) jugs) PLUS dinner in Las Vegas Apr 1-3, 2019 with the company during the Cannabis Conference, a premier industry event.

**All Perks occur after the offering is completed.*



These Offerings are eligible for the
**StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

*Designing organic products for consumer, commercial and industrial markets featuring significant financial and environmental benefits to the retail, agricultural, turf, greenhouse, and marijuana/cannabis industries*

*eld.*

## Awarded U.S. and Canadian Patents

SBG recently acquired the GreenStreme fish fertilizer product, (IP, patents, trademark) which had already been **awarded both U.S. and Canadian patents (2010/2014) after extensive and successful testin.** Not only is this a classic Waste to Resource story, providing rich benefits to any process utilizing fertilizer (growth, yield, cost-savings), recent developments in the legalization and regulation of cannabis has opened up a major new market opportunity for the product in both the U.S. (a growing number of states) and Canada.

SBG is launching this Start Engine equity crowdfunding campaign to:
pursue UL ECOLOGO and OMRI certifications,
generate initial production with scalable capacity,
expand sales & marketing







- **GreenStreme produces this superior Waste to Resource fertilizer**, by processing fresh fish by-products into a stable organic liquid, with all the essentials of a chemical-based fertilizer (nitrogen, phosphorus and potassium) <u>PLUS</u> important micro-nutrients: zinc, iron, manganese, molybdenum, copper.
- **Unlike traditional fish emulsions, the patented GreenStreme production method uses a unique cold hydrolysis process that nearly eliminates the unpleasant odors and unnecessary waste associated with competitive products while maximizing the retention of fish proteins and oils along with the micro and macro nutrients naturally found in fish.** The nitrogen and other nutrients are chelated, so they are readily available for plants consumption. Note: "chelated" nuttrients are touted for their improved absorption.
Intellectual property protection:
**PATENTS**
U.S. Patent # 7,678,171 B2
Canadian Patent # 2,546,156
**TRADEMARK - GREENSTREME**

Third party accreditation to be completed:
OMRI (Organic Materials Review Institute)
UL ECOLOGO certification
-

# Our Products



## PRODUCT DEVELOPMENT & REVENUE POTENTIAL

### CURRENT STATUS
Product has been developed, and will be produced for retail/wholesale end-user distribution. See Appendix "A" below for the product Financial Plan. The pre-money valuation is $2.5 million.

### STEPS TO COMMERCIALIZATION
Full commercialization and broad marketing of GreenStreme subsequent to a fundraising campaign launching in August 2018 on StartEngine, the U.S. leading equity crowdfunding platform.

### EXPECTED INVESTMENT REQUIREMENTS
$107,000 – see Use of Proceeds

### KNOWN MARKET POTENTIAL
The demand for organic, or eco-friendly fertilizer alternatives, applies to many sectors including agriculture,turf, and horticulture with opportunities in both retail and wholesale distribution. **Additionally, the company believes its patented organic fertilizer presents an emerging opportunity for use in the rapidly growing legal marijuana industry and personal grow-ops. The company believes it's eco-fertilizer is a particularly attractive 'Pick and Shovel' play for the Cannabis sector.** With recreational cannabis legislation passing across the U.S. and most recently in California, that state's market is expected to reach $4 billion by 2020 alone –according to Cannabis Stock Trades (Apr 30, 2018). By 2030, according to a new report from research firm Cowen & Co., U.S. legal cannabis sales are set to reach $75 billion. Compare that to the roughly $60 billion in U.S. sales of wine today.

### COMPETITION

**Strat Brands believes that it's GreenStreme fish fertilizer supplement is superior to other fish derived alternatives.**
The most significant difference is that the source of the fish for **GreenStreme** comes from fresh water fisheries instead of saltwater fish. Most fish fertilizer products are produced from processing operations that dump their fish waste into tanks or hoppers, where it sits until it's time to conduct the fertilizer production process. Most often the process to convert the waste into fertilizer involves cooking to break down the various parts to create an emulsion. This high temperature process negatively impacts the retained value of the important oils, amino acids, vitamins, and enzymes. Fish waste that also sits for too long in tanks before processing begins to rot and results in an end product that smells offensive to most consumers.
Another inconvenient aspect of competitor product is the absence of fine screening to remove any remaining bits of bone or cartilage to ensure their products accommodate the small orifices in conventional liquid fertilizer spray equipment.

**GreenStreme's patented production process uses fresh water fish by-products that are processed almost immediately after harvesting. This provides, what we believe to be, an industry leading low odor**













profile that customers want and its low micron particle size accommodates almost all liquid fertilizer application equipment. **The high micro to macro-nutrient content**, a benefit resulting from cold hydrolysis vs cooking methods, also **differentiate it from products currently available.**

A few of the known fish derived fertilizers or solid conditioners include: Alaska 5-1-1 fish fertilizer is one of the leading brands. It is produced by Lilly Miller using ocean fish by-products and a method that we suspect involves cooking. They have added macronutrients to market a consistent 5-1-1 products and have covered up the fish smell with a fragrance. Grassoline. They have a 2-3-0 that has been stabilized with phosphoric acid to allow for packaging in smaller containers and offer a 2-0-0 in a large selection of packaging sizes.

Pacific Natural 2-3-0 is produced by Great Pacific Bio-Products Ltd. The product is processed using enzymes at low temperatures and filtered down to 80 mesh.





**What makes GreenStreme unique?**

- contains Macro AND Micro Nutrients via environmentally-friendly processing, beneficial to a wide array of target markets:
- Retail
- Agriculture,
- Turf
- Marijuana/Cannabis
- lower cost
- U.S. and Canadian patents

**Empirical evidence indicates the timing is ideal to enter the marijuana/cannabis market as a 'Pick and Shovel' opportunity.**

# How Our Products Are Different From the Rest

**GREENSTREME TECHNOLOGY REVIEW**

Fish fertilizers are derived from fish processing waste material. Some manufacturers will chemically, mechanically, or thermally extract the fish oils from the material, and then use the remains to produce their fish fertilizer product. Often they will supplement the product with nutrients which have been removed through processing.

In general terms, raw fish waste (which is initially odorless but is unstable), is processed in some way to obtain a usable deliverable.

**What is it**: emulsion made up of water, processed fish waste and acid.

**Texture is**: "soapy", product is a brown liquid with low odor.

**Chemistry**: cold processing

It is believed that most other fish fertilizers utilize waste that has been processed by the introduction of enzymes or the application of heat and/or pressure to generate or assist in the breakdown of proteins into amino acids, which are water soluble.

The application of heat and/or pressure denatures the amino acids. Enzymes make the amino acids fully soluble, disenabling any potential for slow release.

Molybdenum and other micronutrients are not stable at elevated temperatures and may be destroyed through the processing of the material.

**GreenStreme** cold processes the raw fish processing waste material by introducing a mild acid (acid hydrolysis at room temperature) to break down proteins into amino acids while stabilizing the product. The emulsion is then screened for particulates which remain in the product. By denaturing the proteins in this way, the efficacy is improved compared with other products, as more of the starting components are retained during the processing. These nutrients will in turn be available to vegetation as the material clings to the soil particles.

Acid hydrolysis does leave some protein matter insoluble, thus allowing for slow release.

Creating the product from all fish waste, without selectively removing









some components retains nutrition in the blend. It also leaves some fish oil which aids in the longer term effect of the product.

Molybdenum retention is ~ 6 ppm, which is a key nutrient involved in facilitating nitrogen fixation in the soil. This may be a contributor to the root growth found in the University of Guelph Greenhouse study. 100 parts of Raw Materials yields a fertilizer that is:

95% water soluble

5% insoluble

<½ % particulates

Plants require eighteen elements found in nature to properly grow and develop. Some of these elements are utilized within the physical plant structure, namely carbon (C), hydrogen (H), and oxygen (O). These elements, obtained from the air (CO2) and water (H2O), are the basis for carbohydrates such as sugars and starch, which provide the strength of cell walls, stems, and leaves, and are also sources of energy for the plant and organisms that consume the plant.

Elements used in large quantities by the plant are termed macronutrients, which can be further defined as primary or secondary. The primary nutrients include nitrogen (N), phosphorus (P), and potassium (K). These elements contribute to plant nutrient content, function of plant enzymes and biochemical processes, and integrity of plant cells. Deficiency of these nutrients contributes to reduced plant growth, health, and yield; thus they are the three most important nutrients supplied by fertilizers.

The secondary nutrients include calcium (Ca), magnesium (Mg), and sulfur (S).

The final essential elements are used in small quantities by the plant, but nevertheless are necessary for plant survival. These micronutrients include iron (Fe), boron (B), copper (Cu), chlorine (Cl), Manganese (Mn), molybdenum (Mo), zinc (Zn), cobalt (Co), and nickel (Ni).

**GREENSTREME** CONTAINS:

Primary Macronutrients: nitrogen (N), phosphorus (P), and potassium (K)

Secondary Macronutrients: calcium (Ca), and sulphur (S)

Micronutrients: iron (Fe), copper (Cu), manganese (Mn), molybdenum (Mo), zinc (Zn),







## Our Market and Industry



200
150
100
50
0
Millions of tonnes per year (actual nutrient)
Total fertilizer
Nitrogen global total
Phosphorous global total
Potassium global total
1850
1870
1890
1910
1930
1950
1970
1990
2010

Global consumption of nitrogen fertilizer and other fertilizers, historic, 1850 to 2015

Source: https://www.darrinqualman.com/historic-nitrogen-fertilizer-consumption/

**Fertilizer plays an important role in** maintaining soil fertility, increasing yields and improving harvest quality. However, a significant portion of fertilizers are lost, increasing agricultural cost, wasting energy and polluting the environment, which are challenges for the sustainability of modern agriculture. To meet the demands of improving yields without compromising the environment, **environmentally friendly fertilizers (EFFs)** have been developed. EFFs are fertilizers that can reduce environmental pollution from nutrient loss by retarding, or even controlling, the release of nutrients into soil. We believe most EFFs are employed in the form of coated fertilizers. The residual fish oils in **GreenStreme** works to coat the soil, retaining a portion of the macro- and micro-nutrients even after rainfalls which would typically wash away conventional fertilizers.

**DOUBLE-DIGIT GROWTH**

There is a double-digit growth in the organic food and drink market, which is anticipated to create a heavy impact on the global organic fertilizer market. Organic agricultural land has shown an increase of approx.. 30% in the last 10 years. (source: Eco Watch Mar 19, 2017)

**Executive Vice President Michael Beckley has over 25 years of business experience in environmental products manufacturing and selling to over 40 countries. GreenStreme will sell into the following market sectors:**

***RETAIL***

Retail home & garden

***AGRICULTURE*** -

Cash crop farmers' (commercial) purchase decisions are based on crop yields, price and marketing requirements. Organic farming is a growing trend as the demand for organically grown crops expands.

**GreenStreme** is well positioned to take advantage of this niche.

Greenhouses, horticulture

*TURF*

Selling to golf courses where **GreenStreme** will be in a position to absorb the transition away from traditional chemicals, especially with increasing restrictions on the use of herbicides and pesticides

Municipal turf management

*MARIJUANA/CANNABIS -*

U.S. state grow-ops
Canadian government regulated grow-ops

**KNOWN MARKET POTENTIAL**

We believe the market for fertilizer sales to the Agriculture, Turf & Retail sectors is strong. Additionally, **the company believes it's eco-fertilizer is a particularly attractive 'Pick and Shovel' play for the Cannabis sector.** With recreational cannabis legislation passing across the U.S. and most recently in California, that state's market is expected to reach $4 billion by 2020 alone – according to Cannabis Stock Trades (Apr 30, 2018). By 2030, according to a new report from research firm Cowen & Co., U.S. legal cannabis sales are set to reach $75 billion. Compare that to the roughly $60 billion in U.S. sales of wine today. Medical marijuana growth in states such as Florida is rapid (see chart on the right).



# What Makes Our Team Special



**One of the key differentiators for a startup like yours is the team of entrepreneurs behind it.**

**JUSTIN MAREK, PRESIDENT/TREASURER, OFFICER/DIRECTOR**
Justin is an inventive conceptualist with an intelligent eye for new methods and progressive design modalities, designing for top tier brands such as Mitsubishi, McDonalds, NBC.com and TapouT.



**KEVIN FOX**
**SECRETARY/TREASURER, OFFICER/DIRECTOR**

Kevin Fox has been on the leading edge of the communications and broadcast industries for over 25 years. During this time he has been recognized by the industry and by his peers for his creative excellence and business leadership. He has received numerous industry awards for his international success in multi-platform media brand creation. Between Toronto, New York, Beijing, Shanghai and Bangkok, Kevin spends much of his time developing ReSource Media's presence around the world. He has worked in over 105 countries and has produced programming on all seven continents. A focus has been producing eco-themed programming based on 'Green is good business.'



**JEFF HUGHES, DIRECTOR**

Jeff Hughes has served in business management for the past 20 years. Currently serving as Vice President of Operations for Ecolo Environmental for the past 7 years and 6 years previous as General Manager. Owner and operator of AmeriTex Exterminating in East Texas prior to his employment with Ecolo Environmental. Currently owner and license holder for BugDefence, Houston's largest manufacturer, distributor, and service provider of mosquito misting equipment and solutions.



**MICHAEL BECKLEY, EXECUTIVE VICE PRESIDENT**





A Senior Executive, delivering strong, sustainable, corporate and financial gains in challenging international markets through decisive leadership, influence and action.
Twenty-five years of business development in environmental products manufacturing. Rich experience in creating strong annuity driven distribution and service models with focus on capacity building as senior management in private and public enterprises.
Holds Diplomas in Civil and Environmental Engineering Technology and is a Certified Engineering Technologist (CET)

**E.G.MAREK, SENIOR VICE PRESIDENT**

Continues to build successful international private equity experience after holding investment management and officer positions in several North American blue chip financial institutions over a 30 year career. He led the multi-million dollar acquisition of a leading North American environmental solutions company by a major Chinese wastewater and reclamation corporation, taking an initial discussion to closing in 6 months, including Chinese government approvals.

## Invest in Our Company Today!

Product has been developed, and will be produced for wholesale/retail/end-user distribution. See **Appendix "A"** below for the **GreenStreme Financial Plan** Sep 2018 - Aug 2019. This pro forma analysis shows an  EBITDA of $259,687 for a 59.8% gross operating margin. The pre-money valuation is $2.5 million (9.6X pro forma EBITDA). Management believes growth and earnings will be exponential after gaining initial traction.



**Appendix "A"**

GREENSTREME
Financing

*All events to occur in the future are anticipated and may not actually take place.*



U.S. Patent

U.S. Patent 7,678,171 B2 awarded re May 2006 application filing (assigned to the company on October 29, 2018)

March 2010

February 2014

Acquisition of GreenStreme assets

Acquisition of GreenStreme patents, IP, and trademark by StratBand Enterprises Ltd. (assigned to the company on October 29, 2018)

December 2017

May 2018

Assets Assigned

On Oct 29, 2018 StratBand Enterprises Ltd. vends in GreenStreme assets to Strat Brands Group Inc. for 44.29 % equity ownership to be registered in the name of Earl Marek.

Oct 2018



**Canadian Patent**

Canadian Patent 2,546,156 awarded re May 2006 filing (assigned to the company on October 29, 2018)



**SBG Incorporation**

On May 7, 2018 Strat Brands Group Inc. is incorporated in the State of Nevada with initial $10,000 from founders to initiate the Reg CF process via Start Engine.

## Meet Our Team







### E.G. MAREK

Senior Vice President

*E.G. Marek continues to build successful international private equity experience after holding investment management and officer positions in several North American blue chip financial institutions over a 30 year career. He led the multi-million dollar acquisition of a leading North American environmental solutions company by a major Chinese wastewater and reclamation corporation, taking an initial discussion to closing in 6 months, including Chinese government approvals. That acquisition is a key element of an upcoming IPO on the Shanghai Exchange. Since March 2015 he has served as VP Business Development for Asia ReSource Media (global production company), and as SVP for Strat Brands Group since Dec 2017, spending approx 18 hours per week in that role. His primary role is VP Asia ReSource Media.*

### JUSTIN MAREK

President / Treasurer/ Director

*Justin is an inventive conceptualist with an intelligent eye for new methods and progressive design modalities, designing for top tier brands such as Mitsubishi, McDonalds, NBC.com and TapouT. As Lead Media Developer with EyeRockDigital (2006-2008), he led the development of 25+ specialized channels on one of Canada's first IPTV networks, creating an intuitive online content platform delivering millions of minutes of engagement daily. As Creative Director with Ortsbo Inc. (2010-2011) Justin designed a multilingual interface that allowed users to instantaneously translate their social media conversations between 53 languages, setting a Guinness World Record with Gene Simmons and Paul Stanley in 2011 for the "Largest International Online Chat." Users from over 92 countries participated in the Live Event. Utilizing accelerometer technology Justin patented a way of translating a natural interaction. As Chief Technical Officer with Revive Bioscience he created and coordinated online advertising campaigns for TapouT Muscle Recovery as well as a complete branding experience. Since Jan 2015 Justin has served as Founder and Chief Engineeer of Marek Industrial Arts, and has served as Strat Brands Group's President, Treasurer and Director since Jan 2018, spending approx. 20 hours per week in these primary roles.*

### MICHAEL BECKLEY

Executive Vice President

*Michael Beckley delivers strong, sustainable, corporate and financial gains in challenging international markets through decisive leadership, influence and action, with twenty-five years of business development in environmental products manufacturing. He brings rich experience as a senior manager in creating strong annuity driven distribution and service models with a focus on capacity building in private and public enterprises. Michael has: a proven track record in start-up, acquisition and turn-around campaigns of multi-national organizations. led the acquisition, re-location and re-structuring of multiple US and Canadian environmental products manufacturing, distribution and service companies, developed, patented and commercialized several distinct and innovative environmental technologies, implemented distribution and joint venture partnerships in over twenty countries. Leadership and talent development is an important priority for Mike. He believes that people are central to success and places tremendous focus on building world-class teams that are well equipped to achieve corporate growth strategies. He holds Diplomas in Civil and Environmental Engineering Technology from Georgian College in Barrie, Ontario and is a Certified Engineering Technologist (CET) with the Ontario Association of Certified Engineering Technicians and Technologists (OACETT). From Jan 2015 - Jun 2018 Michael served as CEO of Ecolo Canada (industrial odor control), and from Dec 2017, as EVP of Strat Brands Group, spending approx 15 hours per week in that role. His primary role is President of Bektra Inc., (industrial pest control) where he has been working since June 2018.*



**Jeffrey Hughes**

Director

*Jeff Hughes has served in business management for the past 20 years. Currently serving as Vice President of Operations for Ecolo Environmental (industrial odor control) for the past 7 years (Jan 2012 - Present). Currently owner and license holder for BugDefence, (Apr 2018 - Present)*



**Kevin Fox**

Secretary/Director

*Kevin Fox has been on the leading edge of the communications and broadcast industries for over 25 years, as CEO of ReSource Media Inc., a social commerce media production company. During this time he has been recognized by the industry and by his peers for his creative excellence and business leadership. He*

*Houston's largest manufacturer, distributor, and service provider of mosquito misting equipment and solutions. Jeff is part-time with Strat Brand's Group spending approx. 3 hours per week in a Director's role, since Apr 2018. His primary role is as Manager/Owner of BugDefense.*

*has worked in over 105 countries and has produced programming on all seven continents. On any giving week his series and specials are seen in tens of millions of households across the globe. A focus has been producing eco-themed programming based on 'Green is good business.' Kevin is part-time with Strat Brands Group spending approx. 8 hours per week in a Director's role and the Secretary role, since Mar 2018. His primary role is CEO of ReSource Media Inc.*

## Offering Summary

Maximum 53,500 shares* of Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below.

Minimum 5,000 shares of Common Stock ($10,000)

| | |
|---|---|
| **Company** | Strat Brands Group Inc. |
| **Corporate Address** | 5829 W. Sam Houston Parkway North Suite 407 Houston Texas 77041 |
| **Description of Business** | A green technology Waste to Resource story and a Pick and Shovel cannabis play |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $2.00 |
| **Minimum Investment Amount (per investor)** | $250 |

**Perks***

$2,000+ Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible

$3,500+ Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS two 1 gallon (3.7L) jugs of GreenStreme organic fish fertilizer

$5,000+ Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS a 1 year supply of GreenStreme organic fish fertilizer* (maximum of six 1 gallon (3.7L) jugs)

$10,000+ Investors receive a copy of The Vegetable Gardener's Bible and The Flower Gardener's Bible PLUS a 1 year supply of GreenStreme organic fish fertilizer* (maximum of six 1 gallon (3.7L) jugs) PLUS dinner in Las Vegas Nov 14-16 with the company during the MJBizCon, the largest cannabis industry conference in the world.

*All Perks occur after the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

Strat Brands Group Inc.  will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date.  This means you will receive a bonus for any shares you purchase.  For example, if you buy 150 shares of Common Stock at $2 / share, you will receive 15 bonus shares of Common Stock, meaning you'll own 165 shares for $300.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

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**Form C Filings**

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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## Updates

Follow Strat Brands Group Inc. to get notified of future updates!

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**VIDEO TRANSCRIPT (Exhibit D)**

Greenstreme. Waste to Resource

(EVP)

Greenstreme is a liquid, concentrated, fish fertilizer product. It's a product derived from a passion I had to develop something green, environmentally-friendly, and ideally looking for something that could be derived from a waste resource, sourced locally, from the Great Lakes. The Great Lakes are a great source of rainbow trout and other kinds of fish species with waste products that typically, really, were ending up in landfills or places that just didn't have any net benefit. That whole idea of using fish waste has been around for generations

(VO)

Strat Brands Group, SBG is a new, green technology company, preparing to launch a patented, organic fertilizer trademarked "GreenStreme."

(SVP)

The 'green' movement is strong and growing. The demand for green products and solutions is even stronger. SBG with Greenstreme, is answering that demand, with a patented, proven and tested, Waste-to-Resource, fish fertilizer product, using unique eco-processing to produce a macro and micro nutrient rich product.

(EVP)

I was able to come up with a process that uses cold hydrolysis. It allows the breaking down of the waste product into a concentrated liquid, where the nutrients are retained and this process doesn't have the nasty by-product common to our competitors in this space.


(VO)

The Consumer, Commercial and Industrial demand for environmentally-friendly natural supplements is huge.


SBG answers that demand with GreenStreme.


> organic farming requires non-toxic fertilizers

> golf course and municipal turf managers, need eco-fertilizers like GreenStreme, to transition away from traditional chemicals

   and

> new approved and regulated marijuana grow-ops want superior fertilizers

(EVP)

We've made sure the application protocols are consistent from big industry to small users, and we believe we've found an application packaging format from hose-end application to larger bottles that can be diluted with water and just applied to your garden .

(SVP)

I wanted to bring this opportunity to Start Engine, because this is a product for consumers, and I wanted consumers and investors to have an opportunity to be a part of this.

(EVP)

So Greenstreme is a great product. It's got a great IP, it's got great history, it's been proven, and it's coming into the market at a time when organic fertilizer has never been in more demand.

Greenstreme. Waste to Resource

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